

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

Via E-mail
Lydia Xu
Tri-Tech Holding Inc.
16 Floor of Tower B, Renji Plaza,
101 Jingshun Road, Chaoyang District
Beijing 100102 China

> **Re:** **Tri-Tech Holding Inc.**
> **Registration Statement on Form S-3**
> **Filed July 28, 2011**
> **File No. 333-175860**

Dear Ms. Xu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

1. We note the third and fourth sentences in the first paragraph and the entire second paragraph of this section. Please note that all known material risks should be described. If risks are not deemed material they should not be described. Please revise your disclosure accordingly.

Special Note Regarding Forward-Looking Statements, page 9

2. We note your statement in the third paragraph of this section instructing investors not to place undue reliance on certain statements contained in the registration statement. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise your disclosure accordingly.

3. We note your statement in the third paragraph that you "undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated costs." This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Legal Matters, page 32

4. Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.

Information Incorporated by Reference, page 33

5. Please revise to incorporate by reference your Form 8-K filed on August 1, 2011 and your Form 10-Q filed on August 15, 2011.

Undertakings, page 36

6. Please revise to include only the undertakings applicable to this offering. In this regard, it is unclear to us why you have included the undertakings related to Rule 430A.

Exhibit Index, page 41

7. Please note that indentures covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. Accordingly, please file the forms of indenture relating to the senior and subordinated debt as exhibits to the registration statement to qualify the indentures.

8. Please revise the exhibit index to include the Form of Depositary Agreement, Form of Depositary Receipt, Form of Rights Agreement, Form of Rights Certificate, Form of Share Purchase Contract, Form of Share Purchase Unit, and Form of Unit Certificate as exhibits to the registration statement.

9. We note that you plan to file Exhibit 25.1, Statement of Eligibility of Trustee on Form T-1, at a later date. Please note that if you rely on Section 305(b)(2) of the Trust Indenture Act of 1939, you must separately file the Form T-1 under the electronic form type 305B2. See Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Section 220.01), available in the Corporation Finance section of our website.

Exhibit 5.1 – Legal Opinion of Campbells

10. On pages 25 and 29, we note that the company may issue warrants to purchase debt securities, ordinary shares, and/or other securities and rights to purchase ordinary shares,

depositary shares, or debt securities, respectively. However, in its description of the securities being registered, counsel limits its discussion to warrants to purchase ordinary shares and rights to purchase ordinary shares. Please arrange for counsel to revise its opinion accordingly. This comment also applies to the first full paragraph on page three where counsel identifies the securities subject to counsel's opinion.

11. In the first full paragraph on page one, please arrange for counsel to include the share purchase units in its description of the securities being registered.

12. We note that counsel limits its opinion to matters of Cayman Islands law. Please revise the opinion so that counsel is opining on New York state law with respect to the debt securities, as the indentures will be governed by New York state law, and on the law of any other jurisdiction that governs the agreements for each security being registered. In this regard, please remove any statements on page two where counsel indicates that its opinion is limited only to matters of Cayman Islands law.

13. We note counsel's reference to preferred shares in the second paragraph on page three; however, it does not appear that the company is registering preferred shares. Please advise or arrange for counsel to remove its references to preferred shares.

14. Please arrange for counsel to opine that the debt securities, warrants, rights, share purchase contracts, share purchase units, and units are legally binding obligations of the company.

15. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Jiannan Zhang, Esq. (Via E-mail)
       Cadwalader, Wickersham & Taft LLP
       79 Jianguo Road, China Central Place Tower 2-2301,
       Beijing, P. R. China 100035